Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2013	2012	2011
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$21,629	$18,196	$16,439

Less: Dividend Requirements on Preferred Stock	14	102	131

Net Income Applicable to Common Stock	$21,615	$18,094	$16,308

Average Number of Common Shares Outstanding—Basic	13,773	12,669	10,880

Dilutive Effect of Stock Options and Restricted Stock	2	3	3

Average Number of Common Shares Outstanding—Diluted	13,775	12,672	10,883

Earnings Per Share—Basic	$1.57	$1.43	$1.50

Earnings Per Share—Diluted	$1.57	$1.43	$1.50